Consent of Ernst & Young LLP,
                              Independent Auditors


We consent to the incorporation by reference in the Registration Statement (Form S-8) pertaining to the Health Images, Inc. Non-Qualified Stock Option Plan, the Health Images, Inc. 1987 Employee Incentive Stock Option Plan, the Health Images, Inc. 1995 Formula Stock Option Plan and the Health Images, Inc. 1996 Employee Incentive Stock Option Plan of our report dated February 24, 1997 except for the first paragraph of Note 15, as to which the date is March 12, 1997, with respect to the consolidated financial statements and schedule of HEALTHSOUTH Corporation included in its Annual Report (Form 10-K) for the year ended December 31, 1996, filed with the Securitites and Exchange Commission.



                                                               ERNST & YOUNG LLP

Birmingham, Alabama
March 28, 1997